Exhibit 99.1

FAST TRACK GROUP Announces Delisting of Ordinary Shares from The Nasdaq Capital Market; Securities to Remain Trading on the OTC Markets

SINGAPORE, September 23, 2026 (GLOBE NEWSWIRE) — FAST TRACK GROUP (OTC: FTRKD) (the “Company”), a leading entertainment-focused event management and celebrity agency company, announced that The Nasdaq Stock Market LLC (“Nasdaq”) will delist the Company’s Class A ordinary shares (the “Shares”) from The Nasdaq Capital Market. Nasdaq will file a Form 25-NSE with the U.S. Securities and Exchange Commission (the “SEC”) to complete the delisting, which will become effective ten days after the Form 25-NSE is filed.

On August 11, 2026, the Company received a determination letter from Nasdaq’s Listing Qualifications Department based on the Company’s failure to satisfy the US$1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Trading of the Shares on Nasdaq was suspended at the opening of business on August 18, 2026. The Company requested a hearing before a Nasdaq Hearings Panel under the Nasdaq Rule 5800 Series, and on September 15, 2026, the company withdrew its appeal on the Staff’s determination. As a result the Hearing before a Panel that was scheduled on September 17, 2026 was cancelled.

On September 17, 2026, Nasdaq announced that it will file a Form 25-NSE with the SEC to complete the delisting of the Company’s Class A ordinary shares from Nasdaq. The delisting will become effective ten days after the Form 25-NSE is filed.

The Shares have been quoted on the OTC Markets under the symbol “FTRKF” since August 18, 2026, and temporarily as “FTRKD” for twenty business days following the recent 1-for-20 reverse split. The Shares are expected to continue trading on the OTC Markets following the Nasdaq delisting. The Company will remain a reporting company under the U.S. Securities Exchange Act of 1934, as amended, and intends to continue filing its annual report on Form 20-F and furnishing reports on Form 6-K with the SEC.

About FAST TRACK GROUP

FAST TRACK GROUP (OTC: FTRKD) is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results. It encourages investors to read the risk factors contained in the Company’s final prospectus, and other reports it files with the SEC, before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations Contact

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com